UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                            Whitehall Jewellers, Inc.

                                (Name of Issuer)

                          Common Stock, $.001 par value

                         (Title of Class of Securities)

                                    965063100

                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                                    4th Floor
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 January 5, 2006

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: |_|

                                  SCHEDULE 13D
CUSIP No. 965063100

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Seymour Holtzman
________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)    |_|
                                                                      (b)    |x|
________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________
4)    SOURCE OF FUNDS               N/A
________________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 |_|
________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
________________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           1,055,716
SHARES            ______________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              ______________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              1,055,716
WITH              ______________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
________________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,055,716
________________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
________________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.30%
________________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
________________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 965063100

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            SH Independence, LLC                                      20-2923276
________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)    |_|
                                                                      (b)    |x|
________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________
4)    SOURCE OF FUNDS               N/A
________________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 |_|
________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada
________________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           1,055,716
SHARES            ______________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              ______________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              1,055,716
WITH              ______________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
________________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,055,716
________________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
________________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.30%
________________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 965063100

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Holtzman Financial Advisors, LLC                          20-0236486
________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)    |_|
                                                                      (b)    |x|
________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________
4)    SOURCE OF FUNDS               N/A
________________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 |_|
________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada
________________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           1,055,716
SHARES            ______________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              ______________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              1,055,716
WITH              ______________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
________________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,055,716
________________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
________________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.30%
________________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 965063100

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Holtzman Opportunity Fund, L.P.                           20-2923350
________________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)    |_|
                                                                      (b)    |x|
________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________
4)    SOURCE OF FUNDS               WC
________________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                                 |_|
________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Nevada
________________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                           1,055,716
SHARES            ______________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                            none
EACH              ______________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                              1,055,716
WITH              ______________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
________________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,055,716
________________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
________________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.30%
________________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
________________________________________________________________________________

      This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 1, 2005, as amended (the "Statement"), by and on behalf of Seymour Holtzman, SH Independence, LLC ("Independence"), Holtzman Financial Advisors, LLC ("Advisors") and Holtzman Opportunity Fund, L.P. ("Opportunity") with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Whitehall Jewellers, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

      On January 5, 2006, Opportunity purchased 153,600 shares of Common Stock from Couchman Capital LLC in a privately negotiated transaction at a price of $1.20 per share. The amount of funds expended for such purchase was $184,320, which was funded by working capital. A copy of a letter agreement in connection with such purchase is attached hereto as Exhibit 99.8.

      On January 6, 2006, Opportunity purchased 204,000 shares of Common Stock from Myron Kaplan in a privately negotiated transaction at a price of $1.20 per share, subject to adjustment under certain negotiated circumstances. The amount of funds expended for such purchase was $244,800, which was funded by working capital. A copy of a letter agreement in connection with such this purchase is attached hereto as Exhibit 99.9.

ITEM 4. PURPOSE OF TRANSACTION.

      The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

      In connection with Opportunity's negotiated purchase of 204,000 shares of Common Stock on January 6, 2006, the seller, which was the record holder of such shares as of the record date for the special meeting of the Issuer's stockholders scheduled for January 19, 2006, agreed to vote such shares, as well as 612,000 shares purchased by Prentice Capital Management L.P. ("Prentice") from the same seller pursuant to the same letter agreement, in favor of the proposals being submitted by the Issuer's management for approval at such meeting, including electing director nominees, approving the issuance of shares of Common Stock pursuant to the terms of the Notes (as defined in the original Statement), and approving an amendment to the Issuer's certificate of incorporation to effect a 1-for-2 reverse stock split.

      Pursuant to such letter agreement, the purchasers agreed that in the event that Newcastle Partners, L.P. ("Newcastle") consummates a tender offer for shares of Common Stock at a price in excess of $1.20 per share, the purchasers would pay the seller the difference between $1.20 per share and the per share price paid by Newcastle in connection with such a tender offer.

      Opportunity expects that any shares of Common Stock beneficially owned by it at the time of the special meeting of the Issuer's stockholders will be voted in favor of the proposals being submitted by the Issuer's management, which was a purpose of Opportunity's recent purchases of Common Stock.

      On January 5, 2006, Newcastle announced that it had commenced an action against Prentice, Opportunity and the Issuer seeking injunctive relief arising from certain purported securities law violations, among other things. Among other things, the complaint alleges that the Issuer, Prentice and Opportunity have been acquiring a "control block" of shares without disclosing their plans and purchases, that Prentice and Opportunity have engaged in a "de facto tender offer" under which a select group of shareholders are being offered a substantial premium to market prices as a coercive device to pressure them to tender their shares, and that the Issuer has violated federal proxy laws by failing to disclose the activities of Prentice and Opportunity in support of the proposals submitted by the Issuer's management at the special meeting.

      Opportunity denies the allegations in the complaint and expects to defend such action vigorously, and to seek to assure that the Issuer complies fully with its obligations under the Purchase Agreement (as defined in the original Statement). By virtue of such activity, the purchase of shares of Common Stock pursuant to the letter agreement dated January 5, 2006 to which Prentice is also a party, or otherwise, the Reporting Persons may be deemed to be members of a "group" with Prentice or its affiliates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) of the Statement is hereby amended and restated as follows:

      (a) As of January 6, 2006, Opportunity beneficially owns an aggregate of 1,055,716 shares of Common Stock, representing approximately 6.30% of the outstanding shares of Common Stock, based upon 16,763,215 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 9, 2005, as reported in the Company's definitive proxy statement filed with the Securities and Exchange Commission on December 27, 2005 (the "Outstanding Shares"). If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Opportunity at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with the 1,055,716 shares of Common Stock owned by Opportunity, would represent an aggregate of 23,722,383 shares of Common Stock, constituting approximately 22.1% of the then outstanding shares of Common Stock based upon the 107,450,697 shares of Common Stock that would be outstanding assuming all Notes issuable under the Purchase Agreement are issued, and all Notes held by the Investors, including interest shares, are converted.

      As the general partner of Opportunity, Advisors may be deemed to beneficially own the 1,055,716 shares of Common Stock owned by Opportunity, representing approximately 6.30% of the Outstanding Shares. If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Advisors at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with the 1,055,716 shares of Common Stock owned by Opportunity, would represent an aggregate of 23,722,383 shares of Common Stock, constituting approximately 22.1% of the then outstanding shares of Common Stock based upon the 107,450,697 shares of Common Stock that would be outstanding assuming all Notes issuable under the Purchase Agreement are issued, and all Notes held by the Investors, including interest shares, are converted.

      As the Managing Member of Advisors, Independence may be deemed to beneficially own the 1,055,716 shares of Common Stock owned by Opportunity, representing approximately 6.30% of the Outstanding Shares. If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Independence at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with the 1,055,716 shares of Common Stock owned by Opportunity, would represent an aggregate of 23,722,383 shares of Common Stock, constituting approximately 22.1% of the then outstanding shares of Common Stock based upon the 107,450,697 shares of Common Stock that would be outstanding assuming all Notes issuable under the Purchase Agreement are issued, and all Notes held by the Investors, including interest shares, are converted.

      As the sole member of Independence, Seymour Holtzman may be deemed to beneficially own the 1,055,716 shares of Common Stock owned by Opportunity, representing approximately 6.30% of the Outstanding Shares. If, as and when the conditions to issuance of the Notes under the Purchase Agreement are satisfied or waived, and such Notes are issued, then Mr. Holtzman at that time may be deemed to beneficially own an aggregate of up to 22,666,667 shares of Common Stock potentially issuable upon conversion of the Notes, including interest shares as described above; such shares, together with 1,055,716 shares of Common Stock owned by Opportunity, would represent an aggregate of 23,722,383 shares of Common Stock, constituting approximately 22.1% of the then outstanding shares of Common Stock based upon the 107,450,697 shares of Common Stock that would be outstanding assuming all Notes issuable under the Purchase Agreement are issued, and all Notes held by the Investors, including interest shares, are converted.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As noted in Items 3 and 4 above, in connection with its negotiated purchase of Common Stock from Couchman Capital LLC and its negotiated purchase of Common Stock from Myron Kaplan, Opportunity entered into letter agreements, copies of which are attached as Exhibits 99.8 and 99.9 hereto, respectively, and incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.8 Letter Agreement dated January 3, 2005 and executed January 4, 2005 between Couchman Capital LLC and Holtzman Opportunity Fund, L.P.

99.9 Letter Agreement dated January 5, 2005 among Myron Kaplan, on the one hand, and Holtzman Opportunity Fund, L.P. and Prentice Capital Management, L.P., on the other hand.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 6, 2006

                                         /s/ Seymour Holtzman
                                         ------------------------
                                         Seymour Holtzman

                                         SH INDEPENDENCE, LLC

                                         By: /s/ Seymour Holtzman
                                             --------------------
                                             Name: Seymour Holtzman
                                             Title: Managing Member

                                         HOLTZMAN FINANCIAL ADVISORS, LLC
                                         By: SH Independence, LLC, its Managing
                                         Member

                                         By: /s/ Seymour Holtzman
                                             --------------------
                                             Name: Seymour Holtzman
                                             Title: Manager

                                         HOLTZMAN OPPORTUNITY FUND, L.P.
                                         By: Holtzman Financial Advisors, LLC,
                                         its General Partner

                                         By: SH Independence, LLC, its Managing
                                         Member

                                         By: /s/ Seymour Holtzman
                                             --------------------
                                             Name: Seymour Holtzman
                                             Title: Manager